SEC Mail Processing Section

FEB 27 2012

Washington DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Smith Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4326A Scotland
(No. and Street)

Houston, (City) TX (State) 77007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling Smith, CFO/President 713-861-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Suite 1400, Houston, (Address) TX (State) 77027 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12014858

4/2 KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/03

OATH OR AFFIRMATION

I, Sterling Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Smith Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE ELAINE PEARSON
My Commission Expires
March 13, 2015

Sterling R. Smith
Signature

CFO/President
Title

State of Texas
County of Harris

Dianne E Pearson
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING SMITH CORPORATION

December 31, 2011

Financial Statements

EEPB P.C.
CPAs & BUSINESS ADVISORS

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

CONTENTS

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

February 21, 2012

To the Stockholder
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2011, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents, unrestricted	$	251,633
Cash held with clearing broker		101,132
Deposits held by clearing broker, restricted		250,000
Certificate of deposit		78,918
Securities, at market value		2,393,466
TOTAL ASSETS	$	3,075,149

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	-
STOCKHOLDER'S EQUITY		
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		212,000
Retained earnings		2,862,149
TOTAL STOCKHOLDER'S EQUITY		3,075,149
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,075,149

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Gains on firm securities trading	$	5,808,618
Interest		139,211
TOTAL REVENUES		5,947,829
EXPENSES		
Commissions and associate fees		5,311,938
Office and other operating expenses		427,727
TOTAL EXPENSES		5,739,665
NET INCOME	$	208,164

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2010	$ 1,000	$ 212,000	$ 3,233,985	$ 3,446,985
Dividends paid to stockholder	-	-	(580,000)	(580,000)
Net income	-	-	208,164	208,164
BALANCE, DECEMBER 31, 2011	$ 1,000	$ 212,000	$ 2,862,149	$ 3,075,149

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	208,164
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in working capital:		
(Increase) decrease in cash related to changes in assets:		
Cash held with clearing broker		(101,132)
Deposits held by clearing broker, restricted		(244,531)
Certificate of deposit		(78,918)
Securities		279,693
NET CASH PROVIDED BY OPERATING ACTIVITIES		63,276
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends to stockholder		(580,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(516,724)
CASH AND CASH EQUIVALENTS, beginning of year*		768,357
CASH AND CASH EQUIVALENTS, end of year*	$	251,633
INTEREST PAID	$	-
TAXES PAID	$	-

* Amounts do not include cash and deposits held with clearing broker.

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreement between the Company and Pershing, LLC ("Pershing"), the Company is required to maintain a certain level of cash on deposit with Pershing, which amounted to $250,000 at December 31, 2011. Should Pershing suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify Pershing to the extent of such loss. As of December 31, 2011, there were no amounts owed to this clearing broker nor did the Company incur a loss during the year ended December 31, 2011 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities owned are recorded at market value as of the balance sheet date. The difference between cost and market value is included in income.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Marketable securities, including derivative financial instruments, are recorded at market value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold, on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

The Company is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. No tax is due for the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was no

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

net realized and unrealized foreign currency losses recorded in 2011. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 2: FEES PAID TO AFFILIATE

The Company pays an office service fee to an affiliated corporation commonly owned by the stockholder. For the year ended December 31, 2011, this fee was $381,350.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $2,372,735, which was $2,272,735 in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness was 0-to1 at December 31, 2011. The Company is currently in compliance with these requirements.

NOTE 4: SECURITIES

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NOTE 4: SECURITIES *(Continued)*

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011:

Corporate and foreign bonds: Valued using various techniques which may consider recently executed transactions of the issue or comparable issues, market price quotations (where observable), bond spreads, and fundamental date relating to issuer.

Warrants: Valued as determined by observable quoted pricing inputs of the related underlying security.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2011:

NOTE 4: SECURITIES *(Continued)*

	Quoted prices in active markets for identical assets (Level 1)	Other observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2011
United States				
Corporate Bonds	$ 197,681	$ 931,642	$ -	$ 1,129,323
Bahrain				
Corporate Bonds	195,620	-	-	195,620
Belarus				
Corporate Bonds	85,000	-	-	85,000
Jordan				
Corporate Bonds	187,000	-	-	187,000
Luxembourg				
Corporate Bonds	104,500	-	-	104,5000
Mexico				
Corporate Bonds	363,880	-	518	363,398
S. Africa				
Corporate Bonds	188,500	-	-	188,500
Venezuela				
Corporate Bonds	71,000	-	-	71,000
Detachable warrants	-	68,125	-	68,125
Total	$ 1,393,181	$ 999,767	$ 518	$ 2,393,466

The bonds mature at various dates, ranging from June 2012 to November 2027.

NOTE 5: CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management

NOTE 5: CONCENTRATIONS *(Continued)*

believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading and maintains securities in which counter-parties include other broker-dealers and financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counter-party, as necessary.

NOTE 6: UNCERTAIN TAX POSITIONS

The Company adopted FASB ASC 740-10-25 ("ASC 740-10- 25"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also provides guidance on derecognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not have a material effect on the Company.

The Company did not have unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next 12 months. In connection with the adoption of ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2011, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state tax returns are open to audit under the statute of limitations for the years ended December 31, 2008 and beyond.

NOTE 7: SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2011.

NOTE 8: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2012 through February 21, 2012, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 21, 2012

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the year ended December 31, 2011, and have issued our report thereon dated February 21, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE ATC 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital computation:	
Stockholder's equity	$ 3,075,149
Unallowable securities	(449,420)
Haircuts on marketable securities, including concentrations	(252,994)
Net capital pursuant to SEC Rule 15c3-1	2,372,735
Net capital required	(100,000)
Excess capital	$ 2,272,735
Net capital required based on leverage:	
Aggregate indebtedness	$ -
Total capital required based on 6 2/3% of liabilities	$ -

Under its current agreement with the FINRA, the Company is required to maintain net capital of $100,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2011.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii) by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The conditions of the exemption were being complied with as of December 31, 2011 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2011.

See accompanying independent auditors' report.

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 21, 2012

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 21, 2012

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2011, which were agreed to by Sterling Smith Corporation ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, check copies, and bank statements noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048058 FINRA DEC
STERLING SMITH CORPORATION 20*20
4326A SCOTLAND ST
HOUSTON TX 77007-7328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dianne Pearson (713)861-6500

2. A.	General Assessment (item 2e from page 2)	$ 15,038
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(5,647)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	9,391
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 9,391
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 9,391	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Smith Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2011 and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,947,829
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	129,833
Total additions	129,833
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,410
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	62,410
2d. SIPC Net Operating Revenues	$ 6,015,252
2e. General Assessment @ .0025	$ 15,038
	(to page 1, line 2.A.)